April 19, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street NE

Washington, D.C. 20549

Attn:  Daniel Crawford

Tim Buchmiller

Re:  Apollomics Inc.

Registration Statement on Form F-3

Filed April 1, 2024

File No. 333-278430

Ladies and Gentlemen:

On behalf of our client, Apollomics Inc., a Cayman Islands exempted company (the “Company”), we are writing to submit the Company’s response to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “SEC”) with respect to the above-referenced Registration Statement on Form F-3 filed on April 1, 2024 (File No. 333-278430, the “Registration Statement”), contained in the Staff’s letter dated April 15, 2024 (the “Comment Letter”).

The Company has filed via EDGAR an Amendment No. 1 to the Registration Statement, which reflects the Company’s response to the comment received by the Staff. For ease of reference, the comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response.

Correspondence dated April 12, 2024

General

1.

Please tell us how to reconcile the portion of your response to prior comment 1 that indicates that all members of the company’s board of directors reside outside of China with the disclosure on page 22 of your filing that indicates that two of your directors are based in mainland China.

Response: The Company respectfully advises the Staff that, as disclosed in its response to prior comment 1, all of the members of the Company’s board of directors reside outside of China. In response to the comment of the Staff, the Company has revised the disclosure on page 22 of the Registration Statement.

April 19, 2024

* * *

Please do not hesitate to contact Daniel Nussen at (213) 620-7796 of White & Case LLP with any questions or comments regarding this letter.

Best regards,

/s/ White & Case LLP

cc:	Sanjeev Redkar, Apollomics Inc.